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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                             (FINAL AMENDMENT)
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ----------------
                       AUTHENTIC FITNESS CORPORATION
                         (NAME OF SUBJECT COMPANY)

                            A ACQUISITION CORP.
                          THE WARNACO GROUP, INC.
                                 (Bidders)

                              ----------------
                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                              ----------------
                                 052661105
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                        STANLEY P. SILVERSTEIN, ESQ
                          THE WARNACO GROUP, INC.
                               90 PARK AVENUE
                             NEW YORK, NY 10016
                         TELEPHONE: (212) 287-8000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                            ALAN C. MYERS, ESQ.
         SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

                             DECEMBER 16, 1999
     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

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                         CALCULATION OF FILING FEE
                    Transaction Valuation* $520,203,258
                       Amount of Filing Fee $104,041

----------
* Estimated solely for purposes of calculating the filing fee and based, pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The filing fee was determined by multiplying (a) the sum of 20,137,661 shares of Authentic Fitness common stock and 4,872,111 options to purchase shares of Authentic Fitness common stock and (b) the merger consideration of $20.80 per share in cash. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

|X| Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid:   $104,041
    Form or Registration No.: Schedule 14D-1
    Filing Party: The Warnaco Group, Inc.
    Date Filed: November 17, 1999





CUSIP No. 052661105
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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        THE WARNACO GROUP, INC.
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                    (b)  |_|
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   3    SEC USE ONLY

------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
        PURSUANT TO ITEM 2(e) OR 2(f)
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORIGIN
              Delaware
------------------------------------------------------------------------------
   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,526,560
------------------------------------------------------------------------------
   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES       |_|
        CERTAIN SHARES
------------------------------------------------------------------------------
   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              96.95%
------------------------------------------------------------------------------
  10    TYPE OF REPORTING PERSON
              CO
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CUSIP No. 052661105
------------------------------------------------------------------------------

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              A ACQUISITION CORP.
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                    (b)  |_|
------------------------------------------------------------------------------
   3    SEC USE ONLY

------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    |_|
         PURSUANT TO ITEM 2(e) OR 2(f)
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORIGIN
              Delaware
------------------------------------------------------------------------------
   7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               19,526,560
------------------------------------------------------------------------------
   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES       |_|
        CERTAIN SHARES
------------------------------------------------------------------------------
   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               96.95%
------------------------------------------------------------------------------
  10    TYPE OF REPORTING PERSON
              CO
------------------------------------------------------------------------------





      This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on November 17, 1999 (the "Schedule 14D-1") by The Warnaco Group, Inc., a Delaware corporation ("Parent"), and A Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Authentic Fitness Corporation, a Delaware corporation (the "Company"), at $20.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D- 1. The Schedule 14D-1, as amended by this Amendment No. 1, also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser of beneficial ownership of the Shares pursuant to the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      On December 16, 1999, at 2:33 p.m., Eastern Standard Time (the "Effective Time"), pursuant to the Merger Agreement (as defined in the Offer to Purchase), the merger of Purchaser with and into the Company was consummated. As a result of the Merger, as of the Effective Time, (a) all issued and outstanding shares of the Common Stock of the Company (other than (i) shares of Common Stock owned of record by Parent or Purchaser,
(ii) Dissenting Shares (as defined in the Merger Agreement) or (iii) shares of Common Stock held in the treasury of the Company) were automatically converted into the right to receive $20.80 per share in cash, and (b) each issued and outstanding share of Purchaser was converted into one validly issued, fully paid and nonassessable share of Common Stock of the Company. Parent, the holder of all One Hundred (1,000) issued and outstanding shares of Common Stock of Purchaser, thus became the owner of One Hundred (1,000) shares of Common Stock of the Company, representing 100% of the issued and outstanding shares of Common Stock of the Company.

ITEM 10.    ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented to include the following information:

      On December 15, 1999, A Acquisition Corp. accepted for purchase and payment, pursuant to its tender offer for all of the outstanding shares of the common stock of Authentic Fitness Corporation at $20.80 per share net to the seller in cash, all shares of Authentic Fitness Corporation common stock which were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight, New York City time, on Wednesday, December 15, 1999. A Acquisition Corp. believes that approximately 19,526,560 Authentic Fitness shares, or 96.95% of the total issued and outstanding Authentic Fitness Corporation shares, were validly tendered pursuant to the tender offer and not withdrawn.


ITEM 11.    MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(8) Press Release of Parent dated December 16, 1999.
      (a)(9) Press Release of Parent dated December 16, 1999.
      (c)(2) Joint Filing Agreement, dated as of December 16, 1999, among A Acquisition Corp., the Warnaco Group, Inc. and Authentic Fitness Corporation.





                                 SIGNATURES

      After due inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    THE WARNACO GROUP, INC.


                                    By: /s/ STANLEY P. SILVERSTEIN
                                        --------------------------------------
                                    Name: Stanley P. Silverstein
                                    Title: Vice President and General Counsel



                                    A ACQUISITION CORP.


                                    By: /s/ STANLEY P. SILVERSTEIN
                                       ---------------------------------------
                                    Name: Stanley P. Silverstein
                                    Title: Vice President



                                    AUTHENTIC FITNESS CORPORATION



                                    By: /s/ MICHAEL P. MCHUGH
                                       ---------------------------------------
                                    Name: Michael P. McHugh
                                    Title: Senior Vice President and Chief
                                           Financial Officer

Date: December 16, 1999




                             INDEX TO EXHIBITS


 Exhibit
  Number   Exhibit

  (a)(8)   Press Release of Parent dated December 16, 1999.
  (a)(9)   Press Release of Parent dated December 16, 1999.
  (c)(2) Joint Filing Agreement, dated as of December 16, 1999, among A Acquisition Corp., the Warnaco Group, Inc. and Authentic Fitness Corporation.